Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLYTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V52788-P14929 1. RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended June 30, 2023, accessible on the Company’s website, be approved and ratified. 2. RESOLVED, as an ordinary resolution, that Eduardo Daher be re-appointed as a member of the Board of Directors of the Company, to serve as a Class 1 Director of the Company until the 2027 Annual General Meeting of the Company or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company. 3. RESOLVED, as an ordinary resolution, that Michael Stern be re-appointed as a member of the Board of Directors of the Company, to serve as a Class 1 Director of the Company until the 2027 Annual General Meeting of the Company or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. ! !! Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. LAVORO LIMITED The Board of Directors recommends a vote “FOR” Proposals 1, 2 and 3. LAVORO LIMITED C/O CONTINENTAL PROXY SERVICES 1 STATE STREET, NEW YORK, NY 10004 For Against Abstain ! !! ! !! VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/LVRO2024 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on June 27, 2024: This Notice of Meeting and the Accompanying Proxy Statement are available at http://www.proxyvote.com V52789-P14929 LAVORO LIMITED THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2024 The undersigned hereby appoints André Rizk, or failing him, the duly appointed chairman of the Annual General Meeting, each with full power to act alone, as proxies to represent and to vote, as designated on the reverse hereof, all of the Class A Ordinary Shares of Lavoro Limited (the “Company”), held of record by the undersigned at the close of business on May 24, 2024 at the Annual Meeting of Shareholders of Lavoro Limited to be held virtually at www.virtualshareholdermeeting.com/LVRO2024 and at the offices of the Company located at Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP 04548-005, Brazil, on Thursday, June 27, 2024, at 3:00 PM (local time), or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1, 2 AND 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed, on reverse side)